BLACKROCK Floating Rate Income Strategies Fund, Inc.

FILE #811-21413

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
1/9/2007	INTELSTAT	600,000,000	850,000	Deutsche Bank Securities; Lehman Brothers; Citigroup; Credit Suisse; Bear, Stearns & Co. Inc.; Goldman, Sachs & Co.; Merrill Lynch & Co.; BNP Paribas; JPMorgan; RBS Greenwich Capital
1/17/2007	ARMARK CORPORATION	500,000,000	1,200,000

JPMorgan; Goldman, Sachs & Co.; Citigroup; Barclays Capital; Wachovia Securities; Calyon Securities (USA); GE Capital Markets, Inc.; HVB Capital Markets; Mitsubishi UFJ Securities; Mizuho International plc; NatCity Investments, Inc.; PNC Capital Markets LLC; Rabo Securities USA, Inc.; RBS Greenwich Capital